UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Z-Work Acquisition Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Titles of Class of Securities)

98880C102

(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

☐	Rule 13d-l(b)

☐	Rule 13d-l(c)

☒	Rule 13d-l(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98880C102

1	NAME OF REPORTING PERSON Z-Work Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,750,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,750,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,750,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20%(2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 5,750,000 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock ”), of Z-Work Acquisition Corp (the “Issuer”) acquirable upon conversion of 5,750,000 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer.

(2)	Based on 28,750,000 shares of Class A Common Stock outstanding, which is the sum of (i) 23,000,000 shares of Class A Common Stock outstanding as of December 23, 2021, as reported by the Issuer in the Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission (“SEC”) for the period ended September 30, 2021, and (ii) 5,750,000 shares of Class A Common Stock issuable upon the conversion of the 5,750,000 shares of Class B Common Stock reported herein.

CUSIP No. 98880C102

1	NAME OF REPORTING PERSON Douglas M. Atkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,750,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,750,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,750,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20%(2)
12	TYPE OF REPORTING PERSON IN

(1)	Represents securities directly owned by Z-Work Holdings LLC.

(2)	Based on 28,750,000 shares of Class A Common Stock outstanding, which is the sum of (i) 23,000,000 shares of Class A Common Stock outstanding as of December 23, 2021 as reported by the Issuer in the Quarterly Report on Form 10-Q/A filed with the SEC for the period ended September 30, 2021, and (ii) 5,750,000 shares of Class A Common Stock issuable upon the conversion of the 5,750,000 shares of Class B Common Stock reported herein.

Item 1(a). Name of Issuer:

Z-Work Acquisition Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

575 5th Avenue 15th Floor

New York, NY 10017

Item 2(a). Name of Person Filing:

This Schedule 13G is filed jointly by Z-Work Holdings LLC (the “Sponsor”), and Douglas M. Atkin (collectively, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Persons is as follows:

575 5th Avenue 15th Floor

New York, NY 10017

Item 2(c). Citizenship:

The Sponsor is incorporated under the laws of the State of Delaware. Mr. Atkin is a citizen of the United States.

Item 2(d). Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e). CUSIP Number:

98880C102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4. Ownership

As of December 31, 2021, the Sponsor directly owned 5,750,000 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock of the Issuer on a one-for-one basis, representing 20% of the Issuer’s outstanding stock. Mr. Atkin is the managing member of the Sponsor. As a result of this relationship, Mr. Atkin may be deemed to have or share beneficial ownership of the securities directly held by the Sponsor. The Reporting Persons disclaim beneficial ownership of such securities except to the extent of their direct ownership.

The percentage ownership was calculated assuming that 28,750,000 shares of Class A Common Stock are outstanding based on the sum of (i) 23,000,000 shares of Class A Common Stock outstanding as of December 23, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q/A filed with the SEC for the period ended September 30, 2021, and (ii) 5,750,000 shares of Class A Common Stock issuable upon the conversion of the 5,750,000 shares of Class B Common Stock owned by the Sponsor.

This Schedule 13G excludes 3,966,666 shares of Class A Common Stock issuable upon the exercise of 3,966,666 private placement warrants held directly by the Sponsor. Each warrant becomes exercisable to purchase one share of Class A Common Stock at $11.50 per share, subject to adjustment, 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

(a)	Amount beneficially owned:

See responses to Item 9 on the cover pages, which are incorporated herein by reference.

(b)	Percent of class:

See responses to Item 11 on the cover pages, which are incorporated herein by reference.

(c)	Number of shares as to which such person has

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on the cover pages, which are incorporated herein by reference.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on the cover pages, which are incorporated herein by reference.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on the cover pages, which are incorporated herein by reference.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on the cover pages, which are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances, members of the Sponsor could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common Stock owned by the Sponsor.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

See Item 2(a) above.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

Z-Work Holdings LLC

/s/ Douglas M. Atkin
Name:	Douglas M. Atkin
Title:	Managing Member

Douglas M. Atkin

/s/ Douglas M. Atkin
Name:	Douglas M. Atkin

EXHIBIT INDEX

Exhibit No.	Name
99.1	Joint Filing Agreement, dated February 10, 2022, by and among, Z-Work Holdings LLC and Douglas M. Atkin